

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 2, 2007

By U.S. Mail and Facsimile

Mr. Michael A. Reisner
Chief Financial Officer
ICON Capital Corporation
100 Fifth Avenue, 4th Floor
New York, New York 10011

      Re: **ICON Income Fund Nine, LLC – (File No. 000-50217)**
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-K/A for the Fiscal Year Ended December 31, 2005

           ICON Income Fund Ten, LLC – (File No. 000-50654)
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-Q for the Fiscal Quarter Ended March 31, 2006
           Form 10-Q for the Fiscal Quarter Ended June 30, 2006
           Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Dear Mr. Reisner:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief